12g Exemption
#82-3480

Majestic, Trans America fine-tune Muping JV deal

SUPPL

Trans America Industries Ltd
Shares Issued: 22,112,150
24 Aug 24 2005

TSA
Aug 22 Close 1.12
News Release

Mr. Rod Husband of Majestic reports

Further to their news in Stockwatch on Jan. 19, 2005, Majestic Gold Corp. and Trans America Industries Ltd. provide the following update and amendment to their joint venture agreement.

The agreement to explore and develop targets in an area totalling approximately 900 square kilometres on the Jiaodong Peninsula in Shandong province in the People's Republic of China allowed Trans America to earn 50 per cent of Majestic's interest in the Muping licences along with an equal share with Majestic in all other properties that are acquired in the area of interest by providing initial financing of $750,000.

The Shandong project includes three of the 13 exploration licences that Majestic presently has under option from the Shandong Yantai Muping gold mine. The Dazai, Shugezhuang and Chenjiguo licences lie within the Shandong project and have been included by Majestic to the joint venture. All remaining licences held under Majestic's agreement with Muping are excluded.

Two new licences have been granted to the benefit of the joint venture and applications on four additional licences have been filed for the benefit of the joint venture and approvals are pending.

Data compilation, regional prospecting, combined with an increased knowledge of the geology and gold mineralization on Majestic's Song Jiagou licence, which is in close proximity and shares many geological features with the Shandong project, have resulted in the amendment to allow for a more aggressive exploration program. The amendment allows for Trans America to provide an additional $400,000, for a total of $960,000 to Majestic by way of private placement and the proceeds will be allocated to advancing the Shandong project.

Majestic would like to announce that it has negotiated a non-brokered private placement financing of 3.2 million units at a price of 40 cents per unit, subject to regulatory approval. Each unit will consist of one common share and one common share purchase warrant. Each warrant will entitle the holder thereof to purchase one additional common share in the capital of the company for one year at 50 cents per share.

A total of 1,629,000 units of the placement are being subscribed for by two directors of Majestic, and those directors arranged for the sale of 1,629,000 shares of Majestic at a price of 45 cents per share through the facilities of the TSX Venture Exchange.

Majestic will use $400,000 of the proceeds from the private placement for the joint venture with Trans America Industries and the balance of $800,000 for its Chinese projects and general working capital.

Campbell John Kenneth; Duval David; McDougall James John; Meyer William

Address: Suite 300 - 905 Pender St W, Vancouver, BC, V6C 1L6

Phone: 604 688 8042 Fax: 604 689 8032

05011051